

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2011

Mr. Donald A. Miller
President
Piedmont Office Realty Trust, Inc.
11695 Johns Creek Parkway, Suite 350
Johns Creek, GA 30097

> **Re: Piedmont Office Realty Trust, Inc.**
> **Form 10-K**
> **Filed February 24, 2011**
> **File No. 001-34626**

Dear Mr. Miller:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Note 6. Notes Receivable, page F-17

1.   Please clarify to us why you believe the notes receivable related to your investment in the 500 W. Monroe Building do not meet the criteria for impairment in ASC 310-10-35. In your response, please explain 1) how you were able to extend the Mortgage Loan and first priority mezzanine loan given that you are not the holder of these loans, 2) whether or not you also extended the maturities of the mezzanine loans held by Piedmont and 3) how you determined that it is probable that you will collect all principal amounts due on your mezzanine investments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel L. Gordon
Branch Chief